EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS

	For the Quarters Ended March 31,		For the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$157	$110	$320	$324	$994	$1,163	$1,006
Fixed Charges	99	105	429	487	462	457	451
AFUDC	—	—	(1)	(2)	(1)	(7)	(44)
Preferred Securities Dividends Requirements of Subsidiaries	(3)	(3)	(13)	(24)	(46)	(46)	(12)
Preferred Securities Dividends, pre-tax	(2)	(2)	(7)	(8)	(15)	(15)	(15)

Earnings	$251	$210	$728	$777	$1,394	$1,552	$1,386

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$94	$100	$407	$452	$398	$394	$390
Interest Factor in Rentals	—	—	2	3	3	2	2
Preferred Securities Dividends Requirements of Subsidiaries	3	3	13	24	46	46	44
Preferred Securities Dividends	1	1	4	5	9	9	9
Adjustment to state Preferred Securities Dividends on a pre-income tax basis	1	1	3	3	6	6	6

Total Fixed Charges	$99	$105	$429	$487	$462	$457	$451

Ratio of Earnings to Fixed Charges	2.54	2.00	1.70	1.60	3.02	3.40	3.07